Exhibit 99.26

5 June, 2009

Rio Tinto withdraws its recommendation for Chinalco transaction

Aluminum Corporation of China (“Chinalco”) confirms this morning the announcement made by the Rio Tinto Group (“Rio Tinto”) concerning the withdrawal of the Rio Tinto boards’ recommendation for the transaction announced jointly by Chinalco and Rio Tinto on February 12 and the termination of the Co-operation and Implementation Agreement signed on that date.

Mr Xiong, President of Chinalco commented:

“It is with great regret that we are confirming the announcement made by Rio Tinto this morning concerning the withdrawal of the Rio Tinto boards’ recommendation of the transaction announced on February 12. In recent weeks Chinalco has worked hard to respond constructively and engage with Rio Tinto to make appropriate amendments to the transaction terms announced in February to better reflect the changed market background and feedback from shareholders and regulators. As a result, we are very disappointed with this outcome. We continue to believe our proposal presented an outstanding value-creating opportunity for all Rio Tinto shareholders and would have provided a strong platform for a long term strategic partnership between the two companies.”

“Chinalco will continue to explore opportunities to advance its strategic objectives and in the meantime will monitor developments at Rio Tinto as the company’s current largest single shareholder.”

“We note the announcement of the joint venture in the Pilbara between Rio Tinto and BHP Billiton and will continue to monitor developments in relation to this project.”

--ends--

Contacts:

Media advisors to Chinalco, Australia:	Media advisors to Chinalco, UK
FD Third Person	Maitland

Jim Kelly	Philip Gawith
Mobile: +61 (0) 412 549 083	Mobile: +44 (0) 7887 954 048
Office: + 61 (0) 2 8298 6100	Office: +44 (0) 20 7379 5151

Amanda Lee	Liz Morley
Mobile: +61 (0) 410 774 618	Mobile: +44 (0) 7798 683 108
Office: + 61 (0) 2 8298 6100	Office: +44 (0) 20 7379 5151

For further information on Chinalco refer to: www.chinalco.com.